UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from     to
Commission File No. 1-10466
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE ST. JOE COMPANY
1999 EMPLOYEE STOCK PURCHASE PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The St. Joe Company
245 Riverside Avenue, Suite 500
Jacksonville, Florida 32202

CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

STATEMENTS OF ASSETS	2

STATEMENTS OF CHANGES IN ASSETS	3

NOTES TO FINANCIAL STATEMENTS	4
EX-23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
The St. Joe Company 1999 Employee Stock Purchase Plan
Jacksonville, Florida
We have audited the accompanying statements of assets of The St. Joe Company 1999 Employee Stock Purchase Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in assets for each of the years in the three year period ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note 1 to the financial statements, the Compensation Committee of the Board of Directors of The St. Joe Company, the Plan’s sponsor, decided to terminate the Plan. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing basis to the liquidation basis for periods after July 16, 2009.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets of the Plan as of December 31, 2009 and 2008, and the results of its changes in assets for each of the years in the three year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
/s/ Vestal & Wiler, CPAs
Vestal & Wiler, CPAs
Certified Public Accountants
Orlando, Florida
March 23, 2010

THE ST. JOE COMPANY
1999 EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF ASSETS
December 31, 2009 and 2008

	2009	2008
ASSETS:

Receivables:
Participant contributions	$—	$11,841
Employer contributions	—	2,107

Total receivables	—	13,948

Total assets	$—	$13,948

See notes to financial statements.

THE ST. JOE COMPANY
1999 EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF CHANGES IN ASSETS
For the Years Ended December 31, 2009 and 2008 and 2007

	2009	2008	2007

Participant contributions	$105,506	$299,210	$706,068

Employer contributions	21,016	61,650	148,360

Less: Purchases of stock and transfers to employees	(136,740)	(363,512)	(864,388)

Less: Administrative expenses	(3,730)	(14,703)	(15,887)

NET DECREASE	(13,948)	(17,355)	(25,847)

TOTAL ASSETS, beginning of year	13,948	31,303	57,150

TOTAL ASSETS, end of year	$—	$13,948	$31,303

See notes to financial statements.

THE ST. JOE COMPANY
1999 EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2009, 2008 and 2007
NOTE 1          DESCRIPTION OF PLAN
The following description of The St. Joe Company 1999 Employee Stock Purchase Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete statement of the Plan’s provisions.
General — The Plan was originally adopted by the Company’s Board of Directors on October 18, 1999. Although the Plan was operational during 2009, the Plan was terminated and replaced by The St. Joe Company 2009 Employee Stock Purchase Plan (“2009 Plan”) on July 16, 2009. Accordingly, the 2009 financial statements reflect less than full year results.
The Plan was an employee stock purchase plan that allowed participants to acquire an ownership interest in The St. Joe Company’s (the Company) common stock (Stock) through payroll deductions. The participants’ monthly accumulated payroll deductions were used to purchase shares of Stock. The participant contributed 85% of the Stock’s fair market value. The Company contributed the difference between the 85% of fair market value and the actual purchase price of the Stock. Fair market value was the closing price on the last trading day of the month.
The Plan reserved 250,000 shares of Stock for original issuance by the Company, of which none were issued. The Plan also permitted the Company to purchase shares of Stock on the open market. During the years ended December 31, 2009, 2008 and 2007, the Plan purchased 5,951, 9,660, and 19,172 shares, respectively.
The Plan was neither qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, nor subject to any of the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Eligibility and Participation — Substantially all employees of the Company were eligible to participate in the Plan upon meeting the minimum service requirements. Employees who had 5% or more of the total combined voting power or value of the Company’s Stock were not permitted to participate in the Plan. Also, a participant could not purchase shares of Stock with a fair market value in excess of $25,000 through the Plan during a calendar year.
Stock Purchases — Stock was purchased on the open market or in private transactions by AST Equity Plan Solutions, the Plan custodian, on the Investment Date. The Investment Date was the monthly date, established by the Compensation Committee, when purchases of shares of Company Stock occurred. On the Investment Date, the amount of each participant’s accumulated payroll deductions was applied towards the purchase of the number of whole or fractional shares of Stock, determined by dividing the participant’s total contribution by the per share fair market value on the last trading day of the previous month. The custodian maintained an individual account for each participant.

THE ST. JOE COMPANY
1999 EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2009, 2008 and 2007
NOTE 1          DESCRIPTION OF PLAN — Continued
Participant Contributions — Participants could elect to have 1% to 50% of their compensation (as defined in the Plan) deducted on an after-tax basis for the purchase of Stock. A participant could elect to discontinue participation in the Plan or change his or her rate of payroll deductions at any time. An election to discontinue or change the payroll deduction became effective within thirty days following the date such election was received by the Company.
Interest was not accrued or paid on participants’ accumulated payroll deductions. However, because payroll deductions were transferred to the custodian and used to acquire Stock every month, the longest the deduction could be held before transfer was approximately thirty days. The Company could use the payroll deductions for any corporate purpose, and the Company had no obligation to segregate employees’ payroll deductions from any other funds of the Company or to hold funds representing the same pending the application thereof to the purchase of shares at the Investment Date in accordance with the Plan.
Participant Accounts — Plan participants’ accounts, although provided for by the Plan, were not included in the Plan’s assets. When Stock was distributed to participants’ accounts, the participant could elect to retain or sell the Stock at his or her discretion following, generally, a six-month waiting period. Stock sale transactions were not included in the Plan’s Statements of Changes in Assets.
Participant Termination — Participants who terminated their employment relationship with the Company were not eligible to continue participation in the Plan. All accumulated payroll deductions through the date of such termination of employment were used to purchase Stock at the next Investment Date. After a participant’s termination of employment from the Company, the custodian would automatically send the participant a stock certificate for whole shares and cash equal to the value of fractional shares in the participant’s account unless the participant elected to sell all or part of his shares through AST Equity Plan Solutions within two months of termination.
Plan Termination and Administration — The Compensation Committee of the Company (the Committee) was the Administrator of the Plan and could terminate the Plan at any time. The Plan was administered and interpreted by the Committee. The Committee had the authority to interpret the Plan and could also adopt, amend or rescind any rules it considered necessary to carry out the purpose of the Plan.

THE ST. JOE COMPANY
1999 EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2009, 2008 and 2007
NOTE 2           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation — The Plan’s financial statements have been prepared on the liquidation basis of accounting.
Plan Expenses — The Company bore all costs in connection with the Plan, including administrative fees and all fees associated with the issuance of Stock. The Plan participant was responsible for all individual brokerage fees and related expenses associated with the sale of Stock.
Purchases of Stock — Purchases of Stock and transfers to plan participants’ brokerage accounts were recorded when paid.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from assets during the reporting period. Actual results could differ from those estimates.
NOTE 3          INCOME TAX STATUS
The Plan was intended to comply with the requirements of an employee stock purchase plan as defined in the Internal Revenue Code. As such, the Plan did not file income tax returns or pay income taxes. Under Section 423, a participating employee does not recognize taxable income, and the Company was not entitled to a tax deduction for federal income tax purposes when an employee enrolled in the Plan or when a participant purchased shares of Stock under the Plan.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The St. Joe Company 1999 Employee Stock Purchase Plan
By:	The Compensation Committee of the Board of Directors of the St. Joe Company

	By:	/s/ Rusty Bozman
Rusty Bozman
Authorized Person
Date: March 29, 2010

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm